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                               January 6, 2023

       Terence Pegula
       Chief Executive Officer
       East Resources Acquisition Company
       7777 NW Beacon Square Boulevard
       Boca Raton, FL 33487

                                                        Re: East Resources
Acquisition Company
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed December 7,
2022
                                                            File No. 001-39403

       Dear Terence Pegula:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement filed December 7, 2022

       Basis of Presentation and Glossary, page iv

   1. Please refer to comment 1 and revise the relevant sections of your filing to disclose that at this time you have no
committed PIPE investment amounts.
       What Happens to the Funds Deposited in the Trust Account After Consummation of the Business
       Combination, page xvii

   2. Please refer to your response to comment 5. Please revise the disclosure to include additional information
regarding the redemption of 71.83% of the outstanding public shares, including any
factors that lead to such large percentage of the shares being redeemed.
 Terence Pegula
FirstName  LastNameTerence  Pegula
East Resources Acquisition Company
Comapany
January    NameEast Resources Acquisition Company
        6, 2023
January
Page 2 6, 2023 Page 2
FirstName LastName
ERES directors and officers may have interests in the Business Combination different from the interests of ERES stockholders, page 7

3. Please refer to comment 11. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination, including the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement in connection with their activities on your behalf (such as investigating possible business targets and business combinations). Provide similar disclosure for your officers and directors, if material. Similarly revise other portions of the proxy statement as necessary.
Life settlements in which we invest are not currently regulated under the federal securities laws, page 36

4. Please refer to your response to comment 7. Please briefly describe the internal guidelines developed by Abacus to avoid purchasing life insurance policies which would be deemed to be securities.
Adjustments and Assumptions to the Unaudited Pro Form Condensed Combined Balance Sheet as of September 30, 2022, page 74

5. Please refer to comment 22. Please revise to disclose how you measured the recurring compensation recognized in adjustments (DD) and (MM).
Abacus Overview, page 133

6. Please revise to describe the type of life insurance policies (e.g. whole, universal, term, etc.) that typically meet your purchasing guidelines and clarify if any type represented a concentration of purchased policies during any period presented.
7. Please refer to your response to comment 33. Please substantiate, or with respect to beliefs, characterize as such and discuss your reasonable basis for the belief, the following statements in this section:
             that    [you] are currently a leader in the life settlements
industry, with approximately
              a 20% market share and a proven track record of growth and strong
asset returns    on
              page 123. In particular, please provide support for the statement that you have approximately a 20% market share;
             that    we believe 90% of senior citizens who let policies lapse
would have considered
              this alternative once made aware" on page 135. In particular, please provide support for your belief regarding the 90% figure;
             that "diversification . . . across multiple origination channels creates a lower average policy acquisition cost and higher estimated returns" on page
136. In particular,
              please provide support that such diversification actually has lowered average policy acquisition costs and generated higher returns; and
             that    [y]our hold portfolio has the prospect to generate a
higher estimated annual
 Terence Pegula
FirstName  LastNameTerence  Pegula
East Resources Acquisition Company
Comapany
January    NameEast Resources Acquisition Company
        6, 2023
January
Page 3 6, 2023 Page 3
FirstName LastName
              return than our traded portfolio but requires a higher capital
base,    on page 140. In
              particular, please quantify the higher capital base referenced here.
Continued Innovation in Technology - Liquidity (Abacusmarketplace.com), page
141

8. Please refer to comment 35. Please revise to clarify if and how you will generate revenue from Abacusmarketplace.com and whether it is expected to materially impact future financial results. Additionally, please revise to provide additional information regarding the blockchain technology to be used (e.g., public, private, etc.) and to discuss the stage of development of any blockchain technology.
Proven Ability to Deploy Capital and Scale, page 142

9. Please refer to comment 36. Please revise your disclosure related to the joint venture not being included in the historical financial statements to clarify that under US GAAP the financial results of the entire joint venture are not included in your financial statements and that the financial impacts of the joint venture recognized in
Abacus and LMA   s
         financial statements are discussed in the related party transaction notes in the financial statements. Additionally, to the extent you believe the information is relevant and material for investors, please revise to simply disclose the revenue and net income of the joint venture for 2020 and 2021 as opposed to characterizing these amounts as potentially impacting the financial statements of Abacus and LMA. Please make revisions to similar disclosure in the Customers section on page 143 and ensure the amounts disclosed for revenue and net income on page 142 and 143 are consistent.
Customers, page 143

10. Please refer to your response to comment 37. You state that Abacus does not plan to continue its current relationship with some of its prior customers following the Business
         Combination. Please disclose what percentage of revenue those customers accounted for during the years ended December 31, 2021 and 2020.
Active Management Revenue, page 152

11. Please refer to comment 40 and revise your table on page 152 to clearly state that your active management revenues are for the nine-months ended September 30, 2022 and 2021, respectively.
12. We note your disclosure that life settlement policies that you intend to sell within twelve months are measured using the investment method given that the purchase dates are recent and policies turn fairly quickly. Considering these factors are typically associated with a trading strategy with items measured at fair value, please revise to disclose the reasons you elected to measure these items using a cost measurement (i.e., investment method)
         and specifically disclose if and how you believe this measurement basis provides information that is more representative of your business and useful for investors.
 Terence Pegula
East Resources Acquisition Company
January 6, 2023
Page 4
13. We note your disclosure that life settlement policies that you intend to hold to maturity are measured at fair value. Considering a held to maturity strategy is typically associated with measuring items at amortized cost, please revise to disclose the reasons why you elected to measure these items using a fair value measurement and specifically disclose if and how you believe this measurement basis provides information that is more representative of your business and useful for investors.
Unaudited Prospective Financial Information of the Companies, page 194

14. Please refer to your response to comment 47. Please disclose the units for the "Financial
         Projections" table.
Opinion of Northland, page 195

15. Please refer to your response to comment 47. Please disclose any key assumptions made by Northland in formulating its fairness opinion with respect to any valuation analysis dependent upon the financial projections.
Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022 and
December 31, 2021, page F-79

16. Please refer to comment 55 and revise to disclose where you present premiums paid and life insurance proceeds received from policies accounted for pursuant to the fair value method in the Statement of Operations and Comprehensive Income.
Note 10. Fair Value Measurements, page F-93

17. It appears from your disclosures that paying a premium results in a decrease to the fair value of the life insurance policy in the roll forward on page F-93. Please provide us the journal entry recorded when a premium is paid and explain to us why and how this results
FirstName LastNameTerence Pegula
       in a decrease to the fair value of the life insurance policy. If appropriate, please revise
Comapany
       yourNameEast      Resources
              roll forward          Acquisition
                           to more clearly       Company
                                           present  the impact of paying a
premium on the fair value
Januaryof6,the lifePage
            2023    insurance
                         4    policy.
FirstName LastName
 Terence Pegula
FirstName  LastNameTerence  Pegula
East Resources Acquisition Company
Comapany
January    NameEast Resources Acquisition Company
        6, 2023
January
Page 5 6, 2023 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Volley at (202) 551-3437 or John Spitz at (202) 551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or J. Nolan McWilliams, Acting Legal Branch
Chief, at (202) 551-3217 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:      Daniel J. Harrist, Esq.